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                                                                    EXHIBIT 23.2

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors and Stockholders
B&G Foods, Inc.:

We consent to the use of our report dated September 30, 1997, relating to the combined financial statements of the Nabisco Brands included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report states that the accompanying financial statements of the Nabisco Brands were prepared to present the net assets acquired and the product contribution of the Nabisco Brands pursuant to the purchase agreement between Nabisco, Inc. and RWBV Acquisition Corp., a wholly-owned, indirect subsidiary of B&G Foods, Inc. (the "Buyer") as described in note 1 and are not intended to be a complete presentation of the Nabisco Brands' financial position, results of operations and cash flows.


KPMG Peat Marwick LLP
Short Hills, New Jersey
January 13, 1998